SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of November 2004

                               Assure Energy, Inc.

                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada

                     (Address of principal executive office)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                            Form 20-F  [X]     Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes  [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                TABLE OF CONTENTS

      1.    Execution  of  Agreement  with  Quarry  Oil & Gas  Ltd.  to  Combine
            Companies.

      2. Arrangement Agreement dated November 10, 2004 between Assure Energy, Inc. and Quarry Oil & Gas Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  December 1, 2004                     ASSURE ENERGY, INC.


                                             By:      /s/ Harvey Lalach
                                                      --------------------------
                                                      Name:    Harvey Lalach
                                                      Title:   President

1. Execution of Agreement with Quarry Oil & Gas Ltd. to Combine Companies.

      Effective November 10, 2004 Assure Energy, Inc. ("Assure", "we", or "us") entered into an Arrangement Agreement and related Plan of Arrangement with its 50.2% owned subsidiary, Quarry Oil & Gas Ltd. ("Quarry), to combine the two entities through a series of amalgamations. Pursuant thereto, we will, subject to certain conditions, acquire all of the issued and outstanding common shares of Quarry not already owned by us in exchange for shares of our common stock on the basis of .36 of an Assure share for each Quarry share (the "Arrangement"). The Arrangement will also result in the cancellation of all of the 1,000,000 Quarry warrants, each to purchase our share of Quarry common stock, presently owned by us.

      Quarry currently has 17,284,704 common shares outstanding and Assure has 20,635,350 common shares outstanding. We currently own, through a wholly-owned subsidiary, Assure Holdings Inc., approximately 8.7 million, or 50.2%, of the currently outstanding common shares of Quarry.

      The Arrangement was negotiated and approved by the boards of directors of each of Assure and Quarry. The Arrangement will require the approval of 66 2/3% of the votes cast by Quarry shareholders and warrantholders voting as a class at a special meeting of Quarry securityholders to be held on Friday, December 17, 2004. Additionally, the Arrangement requires the approval of a majority of at least 50% of the eligible votes cast (such eligible votes do not include the votes cast by Assure, Assure's management and directors, and certain other holders of common shares of Quarry who are interested in or are related parties to the Arrangement). Quarry shareholders have rights of dissent with respect to the Arrangement and may be entitled to be paid the fair value of their Quarry shares.

      The board of directors of Quarry has unanimously concluded that the Arrangement is in the best interests of Quarry and its shareholders and unanimously recommended that Quarry securityholders vote in favor of the Arrangement at the special meeting of Quarry securityholders.

      In addition to receiving the required shareholder approvals described above, closing of the transaction is subject to receipt of the approval of the Court of Queen's Bench of Alberta and all necessary regulatory approvals. The Arrangement Agreement also provides that Quarry shall not, directly or indirectly, solicit or initiate any inquiries, discussions or negotiations with any third party with respect to any take-over or other combination proposal and provides us with a right to match any acquisition proposal which may be received by Quarry prior to the effective date of the Arrangement.

      Expected benefits of the Arrangement including the following:

      o the combined company will have a larger production base and greater financial resources, enabling it to more effectively undertake and accelerate its oil and natural gas development and exploration opportunities;

      o     the combined company will have increased operating efficiencies;

      o the combined company will have increased market capitalization and a wider shareholder base allowing greater access to capital and improved liquidity;

      o the combined company will have a stronger balance sheet providing for greater financial flexibility; and

      o the combined company will have a well balanced inventory of exploration and development projects.

      Assure shareholders are not required to vote on the Arrangement.

2. Arrangement Agreement dated November 10, 2004 between Assure Energy, Inc. and Quarry Oil & Gas Ltd.

THIS ARRANGEMENT AGREEMENT is made the 10th day of November, 2004

BETWEEN:

            ASSURE ENERGY, INC., a corporation governed by the laws of Alberta

            ("ACQUIROR")

            - and -

            QUARRY OIL & GAS LTD., a corporation governed by the laws of Alberta

            ("TARGET").

RECITALS:

A. Acquiror and Target wish to propose a Transaction, the result of which will be the acquisition of all of the shares of Target by Acquiror and subsequent amalgamations involving Acquiror and Target.

B. The Transaction will be effected by means of an arrangement involving Target and the Target's Securityholders.

C. The Parties have entered this Agreement to set out their agreements in respect of the Transaction.

THEREFORE, the Parties agree as follows:

                                   ARTICLE 1
                          DEFINITIONS AND PRINCIPLES OF
                                 INTERPRETATION

1.1   DEFINITIONS

      In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

      "1933 ACT" means the United States Securities Act of 1933;

      "ACQUIROR DOCUMENTS" has the meaning given to it in Section 3.2(h);

      "ACQUIROR FINANCIAL STATEMENTS" means the audited financial statements of Acquiror for the fiscal year ended December 31, 2003 and the notes thereto and the unaudited financial statements of Acquiror for the six months ended June 30, 2004;

      "ACQUIROR RESERVE REPORTS" means the evaluation report effective January 1, 2004 prepared by Sproule Associated Limited in respect of the oil and gas reserves of Assure Oil and Gas Corp. and the evaluation report effective January 1, 2004 prepared by Sproule Associated Limited in respect of the oil and gas reserves of Westerra 2000 Inc.;

      "ACQUIROR SHARES" means the common shares in the capital of Acquiror or its successor pursuant to the Transaction; "Acquisition Proposal" means any proposal or offer with respect to any merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid, tender offer, purchase of any assets representing greater than 20% of the fair market value of the Transaction, or purchase of more than 20% of the equity (or rights thereto) of Target, or similar transactions or series of transactions involving Target, excluding the Transaction;

      "ACT" means the Business Corporations Act (Alberta), the governing corporate statute of Target;

      "AFFILIATE" has the meaning ascribed to it under the Securities Act;

      "AGREEMENT" means this agreement, including all schedules, and all amendments or restatements as permitted, and references to "Article" or "Section" mean the specified Article or Section of this agreement;

      "ANCILLARY DOCUMENTS" means the Schedules hereto as contemplated in this Agreement;

      "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Target in respect of the Transaction that are required by the Act to be filed with the Registrar under the Act after the Final Order is made in order to effect the Transaction;

      "ASC" means the Alberta Securities Commission;

      "BUSINESS DAY" means any day on which commercial deposit taking banks are generally open for business in Calgary, Alberta other than a Saturday, a Sunday or a day observed as a holiday in such location under applicable Laws; "Certificate of Amalgamation" means the Certificate of Amalgamation to be issued by the Registrar in respect of the Articles of Arrangement to be filed by Target to give effect to the Transaction contemplated by this Agreement;

      "CONTRACTS" means a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding to which a Party is a party or under which a Party is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, whether asserted or not;

      "COURT" means the Court of Queen's Bench of Alberta;

      "DEPOSITARY" means CIBC Mellon Trust Company;

      "DISSENT RIGHTS" means the rights of dissent in respect of the Transaction as described in the Plan of Arrangement;

      "EFFECTIVE DATE" means the date shown on the Certificate of Amalgamation to be issued under the Act giving effect to the Transaction, which date shall be determined in accordance with Section ERROR! REFERENCE SOURCE NOT FOUND.;

      "EFFECTIVE TIME" has the meaning ascribed to it in Section ERROR! REFERENCE SOURCE NOT FOUND.;

      "ENVIRONMENTAL LAWS" means all applicable Laws relating to the environment and employee and public health and safety, including any such environmental Laws relating to a discharge, spill, emission or other release, whether actual or potential of any contaminant and any other applicable Laws;

      "EXCHANGE RATIO" has the meaning ascribed thereto in the Plan of Arrangement;

      "FINAL ORDER" means the final order of the Court approving the Transaction as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

      "FINANCIAL STATEMENTS" means the audited consolidated financial statements of Target for the fifteen month period ended December 31, 2003 and the notes to such statements and the unaudited financial statements of Target for the six months ended June 30, 2004;

      "GOVERNMENTAL   AUTHORITY"   means  any:
      (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

      (b) self-regulatory organization or applicable stock exchange or stock quotation system;

      (c) any subdivision, agent, commission, board, or authority of any of the foregoing including the SEC or any Canadian securities commission or similar regulatory authority; or

      (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

      "HOLDERS" means, when used with reference to the Target Shares, the holders thereof shown from time to time in the register maintained by or on behalf of Target in respect of such securities;

      "INFORMATION" has the meaning ascribed thereto in Section 4.6(b); "INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Transaction, as contemplated by this Agreement;

      "LAWS" means all applicable laws (including common law), statutes, regulations, statutory rules, orders, ordinances, and the terms and conditions of any approvals, licenses or judgments of any applicable published notes and policies of any Governmental Authority, and the term "APPLICABLE", with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

      "LETTERS OF TRANSMITTAL" means, collectively, the letters of transmittal for use by Holders of Target Securities, in the form approved by Acquiror, acting reasonably, and accompanying the Target Circular;

      "MATERIAL  ADVERSE  CHANGE",  when  used  in  connection  with  Target  or
      Acquiror, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of such Party that is, or could reasonably be expected to be, material and adverse to such Party, other than any change, effect, event or occurrence:

      (a) relating to the economy, political conditions or securities markets in general;

      (b) affecting the oil and gas industry in general and which does not have, or could not reasonably be expected to have, a materially disproportionate impact on such Party; or

      (c) that is merely itself, a change in the market trading price of either Acquiror Shares or Target Shares;

      "MATERIAL ADVERSE EFFECT" when used in connection with a Party, means any effect of a Material Adverse Change relating to such Party;

      "MATERIAL FACT" has the meaning ascribed to it under the Securities Act;

      "OUTSIDE DATE" means, subject to Section 5.4, December 30, 2004 or such later date as may be mutually agreed by the Parties;

      "PARTY" or "PARTIES" means a signatory or the signatories to this Agreement, respectively;

      "PERSON" includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority;

      "PETROLEUM SUBSTANCES" means petroleum, natural gas and related hydrocarbons (including crude oil, natural gas liquids, coal-bed methane, but excluding coal) and all other substances (including sulphur and sulphur compounds) produced in association therewith;

      "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content of Schedule 1.1A annexed hereto and any amendments or variations made thereto in accordance with this Agreement, the Plan of Arrangement or made at the direction of the Court;

      "PRE-EFFECTIVE DATE PERIOD" means the period from the time of the execution and delivery of this Agreement between the Parties and the closing of the Transaction on the Effective Date, subject to the earlier termination of this Agreement in accordance with its terms;

      "PUBLICLY DISCLOSED BY ACQUIROR" means disclosed by Acquiror in a public filing made by it with the SEC on the EDGAR system from December 31, 2003 to the date hereof;

      "PUBLICLY DISCLOSED BY TARGET" means disclosed by Target in a public filing made by it with the ASC on the SEDAR system from December 31, 2003 to the date hereof;

      "REGISTRAR" means the Registrar appointed pursuant to the Act;

      "REGULATORY APPROVALS" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a Transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority including compliance with the "blue sky" or other applicable securities laws of any U.S. state where holders of Target Shares or Target Warrants reside;

      "RELATED PARTY RULES" means Policy 5.9 of the TSXV;

      "REPRESENTATIVES" has the meaning ascribed to it in Section 4.6(a);

      "SEC" means the Securities and Exchange Commission of the United States of America.

      "SECURITIES ACT" means the Securities Act (Alberta);

      "SUBSIDIARY" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

      "SUPERIOR PROPOSAL" means any bona fide written Acquisition Proposal that, in the good faith determination of the board of directors of Target after consultation with its financial advisors and with outside counsel:

      (a) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

      (b) would, if consummated in accordance with its terms, reasonably be expected to result in a transaction more favourable to the Target Shareholders from a financial point of view than the Transaction;

      "TARGET BENEFIT PLANS" means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered to which Target or its subsidiaries is a party to or bound by or under which Target or its subsidiaries has, or will have, any liability or contingent liability, relating to pension plans, insurance plans (whether insured or self-insured) or compensation plans with respect to any of its employees or former employees (or any spouses, dependants, survivors or beneficiaries of any such employees or former employees), directors or officers, individuals working on contract with Target or its subsidiaries or other individuals providing services to it of a kind normally provided by employees or eligible dependants of such person;

      "TARGET CIRCULAR" means the notice of the Target Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with this Agreement, to be sent to Target Securityholders in connection with the Target Meeting;

      "TARGET DOCUMENTS" has the meaning given to it in Section 3.1(aa);

      "TARGET MEETING" means the special meeting of Target Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Transaction;

      "TARGET MEETING DATE" has the meaning given to it in Section 2.2(b);

      "TARGET MINORITY SECURITYHOLDERS" means all Target Securityholders who are required to provide minority approval of a "related party transaction" under the Related Party Rules;

      "TARGET RESERVE REPORT" means the evaluation report effective January 1, 2004 prepared by Sproule Associated Limited in respect of the oil and gas reserves of Target;

      "TARGET SECURITIES" means the Target Shares and the Target Warrants;

      "TARGET SECURITYHOLDERS" means the Target Shareholders and the Target Warrantholders;

      "TARGET SHAREHOLDERS" means holders of Target Shares;

      "TARGET SHARES" means the common shares in the capital of Target;

      "TARGET WARRANTHOLDERS" means holders of Target Warrants;

      "TARGET WARRANTS" means the 1,000,000 outstanding warrants to purchase Target Shares at a price of $0.80 per Target Share until June 30, 2006, all of which are held by Acquiror;

      "TAX" and "TAXES" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing;

      "TAX ACT" means the Income Tax Act (Canada);

      "TAX RETURNS" means all returns, declarations, designations, elections, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

      "TRANSACTION" means the arrangement of the Target under Section 193 of the Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement, the Plan of Arrangement or made at the direction of the Court;

      "TRANSACTION COSTS" means Target's reasonable out-of-pocket costs incurred in calling and holding the Target Meeting and preparing the Target Circular. Such costs shall include only reasonable legal costs (including legal costs incurred in negotiating this Agreement), printing, mailing and distribution costs, registrar and transfer agent fees and financial audit costs but no other advisory fees;

      "TRANSACTION RESOLUTION" means the special resolution of the Target Securityholders, voting as a class, approving the Transaction to be substantially in the form and content of Schedule 1.1B annexed hereto and including any additional amendments as may be required by the Interim Order; and


      "TSXV" means the TSX Venture Exchange Inc.

1.2   CERTAIN RULES OF INTERPRETATION

In this Agreement:

      (a) CONSENT - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

      (b) CURRENCY - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

      (c) GOVERNING LAW - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

      (d) HEADINGS - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

      (e) INCLUDING - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

      (f) NO STRICT CONSTRUCTION - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

      (g) NUMBER AND GENDER - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

      (h) SEVERABILITY - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

      (i) STATUTORY REFERENCES - A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

      (j) TIME - Time is of the essence in the performance of the Parties' respective obligations.

      (k) TIME PERIODS - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3   ENTIRE AGREEMENT

      This Agreement, together with the agreements and other documents required to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written including the letter agreement between Acquiror and Target dated on or about October 1, 2004. No reliance has been made upon, and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.4   SCHEDULES

      The schedules to this Agreement, as listed below, are an integral part of this Agreement:

      SCHEDULE    DESCRIPTION
      --------    -----------

      1.1A        Plan of Arrangement

      1.1B        Transaction Resolution

1.5   ACCOUNTING MATTERS

      Unless otherwise stated, all accounting terms used in this Agreement in respect of any Party shall have the meanings attributable thereto under generally accepted accounting principles applicable to such Party's published financial statements and all determinations of an accounting nature in respect of any Party required to be made shall be made in a manner consistent with generally accepted accounting principles applicable to such Party's published financial statements and past practice.

1.6   KNOWLEDGE

      Any reference to the knowledge of a Party shall mean, unless otherwise specified, to the best of the knowledge, information and belief of such Party's senior officers after reviewing all reasonably relevant records and making reasonable inquiries regarding the relevant matter of such Party's directors and senior officers and their direct reports.

                                    ARTICLE 2
                                 THE TRANSACTION

2.1   ARTICLES OF ARRANGEMENT

      The Articles of Arrangement shall, with such other matters as are necessary to effect the Transaction, implement the Plan of Arrangement, as a result of which, among other things, each Holder of Target Shares will be entitled to receive the number of Acquiror Shares per Target Share equal to the Exchange Ratio.

2.2   IMPLEMENTATION STEPS BY TARGET

      Target covenants in favour of Acquiror that Target shall:

      (a) as soon as reasonably practicable, apply in a manner acceptable to Acquiror, acting reasonably, under the Act for an order approving the Arrangement and in connection with such application Target shall file and diligently prosecute an application for an Interim Order providing for the holding of the Target Meeting for the purpose of considering and, if deemed advisable, approving the Transaction;

      (b) convene and hold the Target Meeting as soon as practicable after the date hereof, but in any case, before December 30, 2004 (the "Target Meeting Date") for the purpose of considering the Transaction Resolution and, with the consent of Acquiror, for any other proper purpose as may be set out in the notice for such meeting;

      (c) subject to Section 4.5(a) and Section 5.4, except as required for quorum purposes, not postpone or cancel (or propose the adjournment, postponement or cancellation of) the Target Meeting without Acquiror's prior written consent, such consent not to be unreasonably withheld, except as required by Laws or by the Target Securityholders;

      (d) use commercially reasonable efforts to solicit from the Target Securityholders proxies in favour of the approval of the Transaction Resolution, including if so requested by Acquiror, using the services of dealers and proxy solicitation services, and take all other action that is reasonably necessary or desirable to secure the approval of the Transaction by the Target Securityholders, except to the extent that the board of directors of Target has changed its recommendation in respect of the Transaction in accordance with the terms of this Agreement;

      (e) subject to  obtaining  the  approvals  as are  required by the Interim
      Order,  use  reasonable   commercial  efforts  to  diligently  pursue  the
      application to the Court for the Final Order; and

      (f) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, on the date contemplated in Section 2.5, send to the Registrar, for endorsement and filing by the Registrar, the Articles of Arrangement and such other documents as may be required in connection therewith under the Act to give effect to the Transaction.

2.3   INTERIM ORDER

      The application referred to in Section 2.2(a) shall request that the Interim Order provide:

      (a) for the class of Persons to whom notice is to be provided in respect of the arrangement and the Target Meeting and for the manner in which such notice is to be provided;

      (b) that the requisite  approval for the Transaction  Resolution  shall be
      (i) 66 2/3% of the votes cast by Target Securityholders (voting as a class) present in person or by proxy at the Target Meeting (such that each Target Securityholder is entitled to one vote for each Target Security held), and (ii) a majority of greater than 50% of the votes cast on the Transaction Resolution by Target Minority Securityholders (voting as a class) present in person or by proxy at the Target Meeting (such that each Target Minority Securityholder is entitled to one vote for each Target Security held);

      (c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Target, including quorum requirements and all other matters, shall apply in respect of the Target Meeting except in respect of such of the by-laws as Acquiror and Target reasonably agree; and

      (d) for the grant of the Dissent Rights.

2.4   TARGET CIRCULAR

      As promptly as reasonably practicable after the execution of this Agreement, Target shall prepare and complete, in consultation with and with the cooperation of Acquiror, the Target Circular (and any amendments thereto) together with any other documents required by the Securities Act and other applicable Laws in connection with the Target Meeting and Transaction. As promptly as reasonably practicable thereafter, and after obtaining the Interim Order, Target shall cause the Target Circular and other documentation required in connection with the Target Meeting to be sent to each Target Securityholder and to be filed with applicable Governmental Authorities as required by the Interim Order and applicable Laws. Target shall permit Acquiror to review and comment on drafts of the Target Circular and other documentation referred to above in the course of its preparation and shall not file or amend such documentation without the permission of Acquiror not to be unreasonably withheld or delayed.

2.5   CLOSING MATTERS

      The Effective Date shall be the later of the date of the Target Meeting, the date of issuance of the Final Order (unless appealed in which case, the Effective Date shall be the date such appeal is delivered or withdrawn) and the date upon which the last Regulatory Approval is obtained. Closing shall take place at the office of the Target's counsel in Calgary, Alberta at 2:00 p.m. on the Effective Date or at such other place, date and time as the Parties shall agree (the "Effective Time"). Each of Acquiror and Target shall deliver, at the closing of the Transaction, such customary certificates, resolutions and other customary closing documents as may be required by the other Party, acting reasonably.

2.6   SECURITIES COMPLIANCE

      (a) Acquiror shall use commercially reasonable efforts to obtain all orders, if any, required from applicable Canadian securities regulatory authorities to permit the issuance of the Acquiror Shares to be issued pursuant to the Transaction without qualification with or approval of or the filing of any prospectus, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Authority under any Canadian federal, provincial or territorial securities or other Canadian Laws or pursuant to the rules and regulations of any regulatory authority administering such Canadian Laws, or the fulfilment of any other legal requirement in any such Canadian jurisdiction (other than, with respect to such resale, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Acquiror for purposes of Canadian federal, provincial or territorial securities Laws or similar Laws in the United States), and shall make all necessary filings and applications and take all reasonable action necessary under United States securities laws and regulations to be in compliance with such laws and regulations.

      (b) Acquiror shall use commercially reasonable efforts to obtain the approval of the TSXV or any other Canadian stock exchange for the listing of the Acquiror Shares, including the Acquiror Shares to be issued under the Transaction, on the TSXV or any other Canadian stock exchange.

2.7   PREPARATION OF FILINGS, ETC.

      (a) Acquiror shall furnish to Target all information that may be required under Law to be provided concerning Acquiror and its shareholders for the Target Circular and the implementation of the other actions described in
      Section 2.4 and Section 2.6. Acquiror covenants that information to be furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with the Target Circular, actions or otherwise in connection with the consummation of the Transaction will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or which is necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

      (b) Acquiror and Target shall each promptly notify the other if, at any time before the Effective Time, it becomes aware that the Target Circular, an application for an order or any other document described in Section 2.6 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Target Circular or such application or other document. In any such event, Acquiror and Target shall cooperate in the preparation of a supplement or amendment to the Target Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to shareholders of Target and/or filed with the relevant Governmental Authorities.

      (c) Target shall ensure that the Target Circular complies with all applicable Laws. Without limiting the generality of the foregoing, Target shall ensure that the Target Circular provides holders of Target Securities with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Target Meeting and complies with the disclosure requirements applicable to the Target Circular in these circumstances.

2.8   TREATMENT OF TARGET WARRANTS

      The Plan of Arrangement shall provide that each Target Warrant granted prior to the Effective Time that remains outstanding immediately prior to the Effective Time shall cease to represent a right to acquire Target Shares and shall be cancelled at the Effective Time.

2.9   ADJUSTMENTS FOR CAPITAL CHANGES

      If, prior to the Effective Date, Acquiror or Target recapitalizes through a division of any of its outstanding shares into a greater number of shares or a consolidation of any of its outstanding shares into a lesser number of shares, or reorganizes, reclassifies or otherwise changes any of its outstanding shares into the same or a different number of shares of other classes, or declares a dividend on any of its outstanding shares payable in shares of its capital stock or securities convertible into shares of its capital stock, then the Exchange Ratio will be adjusted appropriately so as to maintain the relative proportionate interests of the holders of Target Shares and Acquiror Shares as would be the case if the Transaction was to have occurred on the date of this Agreement.

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1   REPRESENTATIONS AND WARRANTIES OF TARGET

      Target represents and warrants to and in favour of Acquiror as follows and acknowledges that Acquiror is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Organization. Target has been duly incorporated or formed under all applicable Laws, is validly existing and has all necessary corporate or legal power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.

(b) Capitalization. The authorized capital of Target consists of an unlimited number of Target Shares and an unlimited number of preferred shares. As of the date hereof, there are 17,284,704 Target Shares (and no more) issued and outstanding. In addition, as at the date hereof, not more than
      1,000,000 Target Warrants are currently outstanding. Except for such Target Warrants, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Target to issue or sell any shares of Target or securities or obligations of any kind convertible into or exchangeable for any shares of Target. All outstanding Target Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Target having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the Holders of the Target Shares on any matter. Target does not have any obligation to repurchase, redeem or otherwise acquire any of its outstanding securities. No holder of securities issued by Target has any right to compel Target to register or otherwise qualify securities for public sale in Canada or the United States or elsewhere.

(c) Authority and No Violation. Target has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Target and the consummation by Target of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated by this Agreement, other than:

      (i) with respect to the Target Circular and other matters relating solely thereto, the approval of the board of directors of Target; and

      (ii) with respect to the completion of the Transaction, the approval of the Target Securityholders and Target Minority Securityholders as described in Article 2.

(d) Due Execution. This Agreement has been duly executed and delivered by Target and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity.

(e)   Board Determinations. The board of directors of Target has:

      (i) determined, without dissent, as of the date hereof that the Transaction is in the best interest of Target and the Target Securityholders;

      (ii) received advice from an independent valuator with respect to the formal valuation of the Acquiror Shares and the Target Shares (and has been advised that such valuator will provide the directors of Target, for inclusion in the Target Circular, with a written copy of such formal valuation), prepared in accordance with the Related Party Rules;

      (iii) received a preliminary opinion from its financial advisors to the effect that, as of the date of this Agreement, the consideration offered to Target Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Target Shareholders; and

      (iv) determined as of the date hereof, without dissent, to recommend that the Target Securityholders vote in favour of the Transaction. Target's directors have advised Target that they intend to vote Target Securities held by them in favour of the Transaction and will so represent in the Target Circular.

(f) No Violation or Conflict. The authorization of this Agreement and the execution and delivery by Target of this Agreement and the performance by it of its obligations under this Agreement and the completion of the Transaction will not:

      (i) result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

            (A) its certificate of incorporation, articles, by-laws or other charter documents or any agreement with a shareholder;

            (B) any Laws (subject to obtaining the Regulatory Approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target; or

            (C) any Contract, licence, permit, government grant to which Target is party or by which it is bound, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target;

      (ii) other than pursuant to Target's credit facilities, give rise to any right of termination or acceleration of indebtedness of Target, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of Target to cease to be available, other than as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target;

      (iii) result in the imposition of any encumbrance, charge or lien upon any of its assets, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target;

      (iv) restrict, hinder, impair or limit the ability of Target to carry on the business of Target as and where it is now being carried on, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target; or

      (v) result in any payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Target or any subsidiary or increase any benefits otherwise payable under any Target Benefit Plan or result in the acceleration of time of payment or vesting of any such benefits, including the time of exercise of stock options.

(g) Third Party Consents and Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority or third party is required to be obtained by Target in connection with the execution and delivery of this Agreement or the consummation by Target of the Transaction other than:

      (i)   any approvals required by the Interim Order;

      (ii)  approval by Target's bank;

      (iii) the Final Order;

      (iv)  filings under the Act contemplated by this Agreement;

      (v)   the Regulatory Approvals relating to Target;

      (vi) filings under the Securities Act, stock exchange rules and similar Laws as contemplated by this Agreement or to provide notice of the Transaction; and

      (vii) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Authority which, if not obtained, could not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on Target.

(h) Financial Statements. The Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada and applicable Laws. Such Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of Target as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material and the absence of notes. Such Financial Statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Target.

(i) Contingent Liabilities. Other than as previously disclosed to Acquiror in writing, or except as set forth in the unaudited financial statements of Target for the six month period ended June 30, 2004, or as Publicly
      Disclosed by Target, or for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2003, Target does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except for those that could not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(j) Absence of Certain Changes or Events. Other than as previously disclosed to Acquiror in writing, or except as set out in the unaudited financial statements of Target for the six month period ended June 30, 2004, or as Publicly Disclosed by Target, since December 31, 2003 Target has conducted its business only in the ordinary course of business consistent with past practice and there has not occurred:

      (i)   a  Material   Adverse   Change   with   respect  to  Target  or  any
            circumstances or events that could, individually or in the aggregate, reasonably be expected to give rise to a Material Adverse Change with respect to Target;

      (ii) any damage, destruction or loss not fully covered by insurance that has had or could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target;

      (iii) any redemption, repurchase or other acquisition of Target Shares by Target, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to Target Shares;

      (iv) other than to the Special Committee, as disclosed to Acquiror, any increase in or modification of the compensation payable or to become payable by it to any of its directors or officers, or any grant to any director, officer or employee of any increase in entitlements under, or general institution of, retention, severance or termination programs or pay other than annual increases consistent with past practice or as a result of promotions in the ordinary course of business;

      (v) any increase in or modification of any bonus, pension, retention, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of such directors, officers or employees other than annual increases consistent with past practice, as required under Law, or collective agreements or as a result of promotions in the ordinary course of business;

      (vi) any acquisition or sale of any material assets or investments except in the ordinary course of business or consistent with past practice;
            (vii) a material change in the level of accounts receivable or payable, inventories or employees;

      (viii)any entering into, or an amendment of, any material Contract other than in the ordinary course of business consistent with past practice;

      (ix) relinquishment, termination or non-renewal by it of any Contracts that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Target;

      (x) any creation or assumption by it of any material mortgage, pledge, security interest or lien or other encumbrance on any asset except in the ordinary course of business consistent with past practice;

      (xi) any resolution to approve a split, consolidation or reclassification of any of its outstanding shares;

      (xii) any change in its accounting methods, policies or practices or revaluation of assets;

      (xiii)any guarantee of the payment of material indebtedness or any incurrance of material indebtedness for money borrowed or any issue or sale of any debt securities or securities convertible or exchangeable for debt securities;

      (xiv) any satisfaction or settlement of any claims or liabilities that were not reflected in the balance sheet dated December 31, 2003 that individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Target, other than settlement of liabilities incurred in the ordinary course of business consistent with past practice; or

      (xv)  any agreement by Target to do any of the foregoing.

(k) Books and Records. The financial books, records and accounts of Target, in all material respects:

      (i)   have  been   maintained  in  accordance   with  generally   accepted
            accounting principles in Canada on a basis consistent with prior years after incorporating changes in accounting policy;

      (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Target; and

      (iii) accurately   and  fairly   reflect  the  basis  for  the   Financial
            Statements.

            Target has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed in accordance with management's general or specific authorization and transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain accountability for assets. Target's corporate minute books contain minutes of all meetings and resolutions of the directors (and committees thereof) and Target Shareholders held, and full access thereto has been provided to Acquiror with the exception of minutes of relating to the Transaction.

(l) Data and Information. To the knowledge of Target, the data and information in respect of Target and its assets, liabilities, business, operations and capital provided by Target to Acquiror was and is accurate and correct in all material respects, taken as a whole, as at the respective dates thereof and, taken as a whole, did not and does not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

(m) No Defaults. Other than as previously disclosed to Acquiror in writing, Target is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Target.

(n) Customers and Suppliers. There is no single customer or supplier of Target, the loss of which could reasonably be expected to have a Material Adverse Effect on Target. Since December 31, 2003 there has been no termination or cancellation of, and no material adverse modification or change in, the business relationship with any customer or group of customers which individually or in the aggregate provided more than 10% of the consolidated gross revenues of Target and its subsidiaries for the fifteen month period ended on December 31, 2003.

(o) Litigation. Other than as previously disclosed to Acquiror in writing, or except as Publicly Disclosed by Target:

      (i) there is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of Target, threatened against Target before any Governmental Authority which, if determined adversely to Target, could, individually or in the aggregate, reasonably be expected to have either a Material Adverse Effect on Target or to prevent or materially delay consummation of the Transaction;

      (ii) Target is not subject to any outstanding judgement, order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to or a necessity for the right or ability of Target to conduct its business in a manner in which it currently carries on such business which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target or that could prevent or delay consummation of the Transaction; and

      (iii) Target is not subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being delivered or previously delivered, and to the knowledge of Target there are no events or circumstances which could reasonably be expected to give rise to any such claims or disputes or potential claims or disputes, in each case which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(p) Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Target that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Target, any acquisition of property by Target or the conduct of business by Target as currently conducted (including following the Transaction), other than such agreements, judgements, injunctions, orders or decrees which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(q) Intellectual Property. Target owns, or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are used in its business. The use by Target of its registered trademarks, service marks, copyrights, industrial designs, patents, design patents and all applications therefor ("Target IP") does not infringe upon or breach the industrial or intellectual property rights of any other Person. Target has not commenced legal proceedings against any Person relating to an infringement by such Person of the Target IP, except to the extent that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(r)   Employment Matters.

      (i) Target is not a party to any agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee, other than any common law obligations of reasonable notice of termination or pay in lieu thereof and any statutory obligations.

      (ii) Target is not subject to any collective bargaining agreements, or subject to any application or threatened or apparent union organizing campaigns for employees not under a collective bargaining agreement, nor are there any current, pending or, to the knowledge of Target, threatened strikes, work stoppages or lockouts at Target that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(s) Pension and Employee Benefits. Except for exceptions that could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Target:

      (i) the Target Benefit Plans comply in all respects with all applicable Laws and such plans have been administered in compliance with applicable Laws and their terms;

      (ii) all of the Target Benefit Plans are either fully insured or fully funded in accordance with applicable Laws on a going concern solvency basis and winding-up solvency basis. Target has not received, or applied for, any payment of surplus out of any Target Benefit Plan or any payment in respect of the demutualization of an insurer. Target has not taken any contribution or premium holidays under any Target Benefit Plan except as permitted by applicable Laws and the terms of the Target Benefit Plan;

      (iii) none of the Target Benefit Plans, other than pension plans which only provide monetary retirement payments in accordance with the terms of such plans, provides benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees, or such benefits have been properly accrued on the Financial Statements in accordance with generally accepted accounting principles in Canada;

      (iv) no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Target Benefit Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, penalties, payments or levies under applicable Laws; and

      (v) there are no outstanding stock appreciation rights, phantom equity, profit saving plan or similar rights, agreements, arrangements or commitments payable to directors, officers or employees based upon the revenue, value, income or any other attribute of Target.

(t)   Tax Matters:

      (i) Target has filed, or caused to be filed, all Tax Returns required to be filed by it in the form and within the time prescribed under applicable Laws for so doing (all of which Tax Returns were correct and complete in all material respects), and has paid, or caused to be paid, all Taxes shown to be due and payable thereon, and the Financial Statements contain an adequate provision in accordance with generally accepted accounting principles in Canada for all Taxes payable in respect of each period covered by such Financial Statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. Target has made adequate provision in accordance with generally accepted accounting principles in Canada in its books and records for any material amounts of Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such Financial Statements;

      (ii) Target has not received any notification of current or impending audits or investigations by the Canada Revenue Agency or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns filed or required to be filed, and no waivers of time limitations, or objections or appeals to any assessments or reassessments, have been given or requested or made with respect to Target. All liability of Target for income taxes has been assessed for up to the fiscal year ended December 31, 2003 and adequate accruals have been provided for in the Financial Statements in respect thereof. To the knowledge of Target, Target has not received written notice from any taxing authority to the effect that any Tax Return is being examined for assessment or a written proposal to assess additional Taxes. No liens have been filed to enforce or collect Taxes. Target is not a party to any tax sharing or other similar agreement or arrangement of any nature with any other Person pursuant to which Target has or could have any material liabilities in respect of Taxes, other than any liability arising under an agreement providing for the sale or other disposition of property by Target. Target has not received a refund of any material amount of Taxes to which it was not entitled;

      (iii) Target has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it; and

      (iv) Target has withheld from each payment made, or deemed to be made, by it the amount of all Taxes and other deductions required to be withheld therefrom and has paid all such amounts due and payable before the Effective Date to the proper Governmental Authority within the time prescribed under Law (and amounts so collected and not yet remitted will be retained by Target, as applicable, and remitted to the appropriate Governmental Authority when due).

(u) Engineering Report. Other than as disclosed to Acquiror in writing, Target has provided to Sproule Associates Limited ("SPROULE"), independent geological and petroleum engineering consultants, all material information concerning land descriptions and well data respecting the principal oil and gas assets of Target at January 1, 2004 in respect of the Target Reserve Report and, in particular, all material information respecting Target's interests in its principal oil and gas assets and the royalty burdens and net profits interest burdens thereon and Target is not aware of any information not provided to Sproule that would have a material adverse impact on the evaluation report, taken as a whole.

(v) Compliance with Laws. Target has complied with and is not in violation of any applicable Laws, other than non-compliance or violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Without limiting the generality of the foregoing, all securities of Target have been issued in compliance with all applicable securities Laws and all securities to be issued upon exercise of convertible or exchangeable securities will be issued in compliance with all applicable securities Laws.

(w) Licences, Etc. Target owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses substantially as now conducted except for where such failure could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(x) Environmental. Except for any matters that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on
      Target:

      (i) all operations of Target have been conducted and are now in compliance with all Environmental Laws; and

      (ii)  Target is not subject to:

            (A) any Environmental Laws or terms of any environmental authorization, permit or licence which requires or may require any work, repairs, construction, change in business practices or operations, or expenditures; or

            (B) any written demand, notice or order with respect to a breach of or liability under any Environmental Laws applicable to Target.

(y) Title. While it does not warrant title, and with the exception of oil and gas industry standard "permitted encumbrances" and other than as disclosed to Acquiror in writing, Target is not aware of any defects, failures or impairments in or encumbrances on the title of Target to its oil and gas properties, directly or indirectly reflected in the Target Reserve Report, which in aggregate could have a Material Adverse Effect on Target.

(z) Non-Arm's Length Transactions. Except as Publicly Disclosed by Target, as set out in the Financial Statements and with respect to Acquiror, there are no material Contracts or other transactions between Target, on the one hand, and any officer or director of Target, any holder of record or beneficial owner of 5% or more of the voting securities of Target, or any Affiliate or associate of any such officer, director or beneficial owner, on the other hand.

(aa) Reports. Target has filed with the ASC, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable Laws to be filed since December 31, 2003 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "Target Documents") except for where such failure to file could not reasonably be expected to have a Material Adverse Effect on Target or the transactions contemplated hereby. The Target Documents at the time filed did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and complied in all material respects with the requirements of applicable securities Laws. Target has not filed any confidential material change report with the ASC or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(bb) Fees. Target has delivered to Acquiror complete copies of all agreements that could give rise to any claim for an advisory fee, success fee, brokerage commission, finder's fee or other like payment against Target in connection with the Transaction.

(cc) Cumulative Breach. The breaches, if any, of the representations made by Target in this Agreement that would occur if all references in such representations to phrases concerning materiality were deleted, are not breaches that in the aggregate represent circumstances which have or could reasonably be expected to have a Material Adverse Effect on Target or which constitute or could reasonably be expected to constitute a Material Adverse Change in respect of Target.

(dd) Insurance. Target has provided or made available to Acquiror true, correct and complete copies of all material policies of insurance to which Target is a party or is a beneficiary or named insured. Target maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Target.

(ee) Reserves. The proven, probable and possible oil and gas reserves Publicly Disclosed by Target have been prepared and disclosed in all material respects in accordance with accepted engineering practices and applicable Laws.

(ff) Operational Matters. Other than as previously disclosed to Acquiror in writing, or except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target:

      (i) all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Target, have been properly and timely paid;

      (ii) all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of Target have been duly paid, performed, or provided for prior to the date hereof;

      (iii) all:

            (A) wells where Target is operator at the relevant time have been drilled and completed in accordance with good oil and gas field practices and in compliance with all applicable Laws;

            (B) wells located in or on Target's lands, or lands pooled or unitized therewith, which have been abandoned by Target, have been abandoned in accordance with good oil and gas field practices and in compliance with all applicable Laws; and

            (C)   all   future   abandonment,    remediation   and   reclamation
                  obligations have been accurately disclosed in the Target Documents;

      (iv) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Target is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

      (v) there are no pipeline and production imbalances and penalties as of the date hereof arising with respect to the assets and no purchaser is entitled to material "make-up" or otherwise take or receive deliveries of hydrocarbons attributable to Target's direct or indirect interest in Target's assets without paying at the time of such deliveries the full contract price therefor;

      (vi) no Person is entitled to receive any portion of hydrocarbons or to receive material cash or other payments to "balance" any disproportionate allocation of hydrocarbons produced from Target's assets under any operating agreement, gas balancing or storage agreement, gas processing or dehydration agreement, gas transportation agreement, gas purchase agreement, or other agreement, whether similar or dissimilar; and

      (vii) no claim, notice, or order from any Governmental Authority has been directly or indirectly received by Target due to hydrocarbon production from Target's assets being in excess of allowable limits or similar violations which could result in curtailment of hydrocarbon production from any of its assets after the date hereof.

(gg) Flow-Through Shares. Target has fulfilled all of its material obligations to incur and renounce exploration and development expenses in the full amount of any subscription funds received pursuant to any flow-through common share subscription agreements.

(hh) Government Incentives. All filings made by Target under which it has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable Laws and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to such corporation or previously accrued on the accounts thereof to be recovered or disallowed.

(ii) Delivery Obligations. Except as reflected in the Financial Statements, Target is not obligated by virtue of a prepayment arrangement under any gas contract containing a "take or pay" or similar provision, or gas imbalances, a production payment, prepaid contract or any other arrangement to deliver a material amount of gas or oil attributable to its properties at some future time without then or thereafter receiving full payment therefor.

(jj) Long Term Contracts. Except as disclosed to Acquiror, to Target's knowledge, there are no production sales contracts, gas balancing agreements or arrangements under which it, or any Person acting on its behalf, is obligated to sell or deliver material petroleum substances allocable to the petroleum and natural gas rights to any Person, other than contracts which may be terminated on notice of less than 32 days.

(kk) Productions Penalties. Target's wells are not subject to a production penalty whereby the production proceeds allocable to Target's interest are payable to a Person until an amount calculated in respect of certain cost and expenses paid by such Person are recovered by such Person.

(ll) Reporting Issuer and Stock Exchange. Target is a reporting issuer in the provinces of Alberta and British Columbia and is not in default of applicable securities laws in such provinces. The currently issued and outstanding Target Shares are listed and posted for trading on the TSXV and Target is not in default of any of the requirements of TSXV.

3.2   REPRESENTATIONS AND WARRANTIES OF ACQUIROR

         Acquiror represents and warrants to and in favour of Target as follows and acknowledges that Target is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Organization. Acquiror has been duly incorporated or formed under all applicable Laws, is validly existing and has all necessary corporate or legal power, authority and capacity to own its property and assets and to conduct its business as currently owned and conducted.

(b) Capitalization. The authorized capital of Acquiror consists of 100,000,000 Acquiror Shares, 4,977,250 Blank Check Preferred Shares, 17,500 Series A Preferred Shares and 5,250 Series B Preferred Shares. As of the date hereof, there are 20,635,350 Acquiror Shares, 17,500 Series A Preferred Shares and 5,250 Series B Preferred Shares issued and outstanding. In addition, as at the date hereof, options to acquire 1,800,000 Acquiror Shares and warrants to acquire 10,671,900 Acquiror Shares have been granted and are issued and are outstanding (and the outstanding C Warrants, if exercised, obligate Acquiror to issue an identical number of D Warrants with an exercise price of $4.25 per Acquiror Share, and the outstanding E Warrants, if exercised, obligate Acquiror to issue an identical number of F Warrants with an exercise price of $4.25 per Acquiror Share), and an aggregate of 123,187 Acquiror Shares have been authorized and reserved for issuance in connection with (i) the annual dividend of the Series B Preferred Shares, (ii) principal and interest due on Acquiror's outstanding $1,000,000 note for the three months period ended September 28, 2004, and (iii) principal and interest due on Acquiror's $3,240,000 note for the three months ended September 15, 2004. Except for (i) such options, warrants and Acquiror Shares reserved for issuance as described in the preceding sentence of this Section 3.2(b),
      (ii) redemption and conversion provisions contained in the Series A Preferred Shares and Series B Preferred Shares, (iii) the previously publicly announced private placement by Acquiror with Research Capital Corporation, and (iv) the obligation of Acquiror to issue, at no cost to the subscribers, an aggregate of 48,200 Acquiror Shares as a result of Acquiror failing to register the Acquiror Shares issued in its June 2004 private placement by December 31, 2004, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Acquiror to issue or sell any shares of Acquiror or securities or obligations of any kind convertible into or exchangeable for any shares of Acquiror. Acquiror has committed to use best efforts to register certain Acquiror Shares that underlie securities issued in previous private placements and has granted piggyback registration rights in respect of certain outstanding warrants. All outstanding Acquiror Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Acquiror having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Acquiror Shares on any matter. Acquiror does not have any obligation to repurchase, redeem or otherwise acquire any of its outstanding securities. No holder of securities issued by Acquiror has any right to compel Acquiror to register or otherwise qualify securities for public sale in Canada or the United States or elsewhere.

(c) Authority and No Violation. Acquiror has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation by Acquiror of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated by this Agreement.

(d) Due Execution. This Agreement has been duly executed and delivered by Acquiror and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity.

(e) No Violation or Conflict. The authorization of this Agreement and the execution and delivery by Acquiror of this Agreement and the performance by it of its obligations under this Agreement and the completion of the Transaction, will not:

      (i) result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

            (A) its certificate of incorporation, articles, by-laws or other charter documents or any agreement with a shareholder;

            (B) any Laws (subject to obtaining the Regulatory Approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror; or

            (C) any Contract, licence, permit, government grant to which Acquiror is party or by which it is bound, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror;

      (ii) result in the imposition of any encumbrance, charge or lien upon any of its assets, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror;

      (iii) give rise to any right of termination or acceleration of indebtedness of Acquiror, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of Acquiror to cease to be available, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror; or

      (iv) restrict, hinder, impair or limit the ability of Acquiror to carry on the business of Acquiror as and where it is now being carried on, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(f) Third Party Consents and Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Governmental
      Authority or third party is required to be obtained by Acquiror in connection with the execution and delivery of this Agreement or the consummation by Acquiror of the Transaction other than:

      (i)   the Regulatory Approvals relating to Acquiror;

      (ii) filings under the Securities Act, stock exchange or stock quotation system rules, U.S. state "blue sky" laws and similar Laws as contemplated by this Agreement or to provide notice of the Transaction;

      (iii) consents of Acquiror's lenders; and

      (iv) any other consents, approvals, orders, authorizations, declarations or filings of or with a third party or Governmental Authority which, if not obtained, could not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on Acquiror.

(g) Investment Canada Act. The Acquiror is a non-Canadian within the meaning of the Investment Canada Act.

(h) Reports. Acquiror has filed with the SEC by posting on the EDGAR system true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable Laws to be filed by it since December 31, 2003 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "Acquiror Documents") except for where such failure to file could not reasonably be expected to have a Material Adverse Effect on Acquiror or the transactions contemplated hereby. Such documents, at the time filed, did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and complied in all material respects with the requirements of applicable securities Laws. Acquiror has not filed any confidential material change report with any securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(i) Financial Statements. The Acquiror Financial Statements have been prepared in accordance with the generally accepted accounting principles in the United States of America and applicable Laws. The Acquiror Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of Acquiror as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto), and in the case of unaudited statements, to normal, recurring year-end adjustments and the absence of notes. The Acquiror Financial Statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Acquiror as of the date of the balance sheets contained in such statements.

(j) Absence of Certain Changes or Events. Except as set out in the unaudited financial statements of Acquiror for the six month period ended June 30, 2004, or as Publicly Disclosed by Acquiror, since December 31, 2003 Acquiror has conducted its business only in the ordinary course of business consistent with past practice and there has not occurred:

      (i)   a  Material   Adverse   Change  with  respect  to  Acquiror  or  any
            circumstances or events that could, individually or in the aggregate, reasonably be expected to give rise to a Material Adverse Change with respect to Acquiror;

      (ii) any resolution to approve a split, consolidation or reclassification of the Acquiror Shares; or

      (iii) any change in its accounting methods, policies or practices or revaluation of assets.

(k) Acquiror Shares. The Acquiror Shares to be issued upon the completion of the Transaction will be duly and validly issued by Acquiror on their respective dates of issue as fully paid and non-assessable securities and shall be freely tradeable in Canada without restriction (except pursuant to restrictions on "control person" trades or pursuant to escrow arrangements).

(l) No Default. Acquiror is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acquiror.

(m) Data and Information. To the knowledge of Acquiror, the data and information in respect of Acquiror and its assets, liabilities, business, operations and capital provided by Acquiror to Target was and is accurate and correct in all material respects, taken as a whole, as at the respective dates thereof and, taken as a whole, did not and does not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

(n) Engineering Report. Acquiror has provided to Sproule Associates Limited ("Sproule"), independent geological and petroleum engineering consultants, all material information concerning land descriptions and well data respecting the principal oil and gas assets of Acquiror at January 1, 2004 in respect of the Acquiror Reserve Reports and, in particular, all material information respecting Acquiror's interests in its principal oil and gas assets and the royalty burdens and net profits interest burdens thereon and Acquiror is not aware of any information not provided to Sproule that would have a material adverse impact on the evaluation report, taken as a whole.

(o) Environmental. Except as Publicly Disclosed by Acquiror and except for any matters that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror:

      (i) all operations of Acquiror have been conducted, and are now, in compliance with all Environmental Laws; and

      (ii)  Acquiror is not subject to:

            (A) any Environmental Law or terms of any environmental authorization, period or licence which requires or may require any material work, repairs, construction, change in business practices or operations, or expenditures; or

            (B) any written demand, notice or order with respect to a breach of or liability under any Environmental Laws applicable to Acquiror.

(p) Compliance with Laws. Except as Publicly Disclosed by Acquiror, Acquiror has complied with and is not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(q)   Tax Matters:

      (i) Acquiror has filed, or caused to be filed, all Tax Returns required to be filed by it in the form and within the time prescribed under applicable Laws for so doing (all of which returns were correct and complete in all material respects), and has paid, or caused to be paid, all Taxes shown to be due and payable thereon, and the Acquiror Financial Statements contain an adequate provision in accordance with generally accepted accounting principles in the United States of America for all Taxes payable in respect of each period covered by such Acquiror Financial Statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. Acquiror has made adequate provision in accordance with generally accepted accounting principles in the United States of America in its books and records for any material amounts of Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such Acquiror Financial Statements; and

      (ii) Acquiror has not received any notification of current or impending audits or investigations by any taxing authority, including any sales tax authority, in connection with any of the Tax Returns filed or required to be filed, and no waivers of time limitations, or objections or appeals to any assessments or reassessments, have been given or requested or made with respect to Acquiror. All liability of Acquiror for Taxes has been assessed for up to the fiscal years ended December 31, 2003 and adequate accruals have been provided in the Acquiror Financial Statements in respect thereof. To the knowledge of Acquiror, Acquiror has not received written notice from any taxing authority to the effect that any Tax Return is being examined for assessment, or there are no written proposals to assess additional Taxes. No liens have been filed to enforce or collect Taxes. Acquiror is not a party to any tax sharing or other similar agreement or arrangement of any nature with any other Person pursuant to which Acquiror has or could have any material liabilities in respect of Taxes, other than any liability arising under an agreement providing for the sale or other disposition of property by Acquiror. Acquiror has not received a material refund of any Taxes to which it was not entitled.

(r) Licences, etc.. Acquiror owns, possesses, or has obtained and is in compliance with all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses as now conducted except where failure could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(s) Cumulative Breach. The breaches, if any, of the representations made by Acquiror in this Agreement that would occur if all references in such representations to phrases concerning materiality were deleted, are not breaches that in the aggregate represent circumstances which have or would reasonably be expected to have a Material Adverse Effect on Acquiror, or constitute, or would reasonably be expected to constitute, a Material Adverse Change in respect of Acquiror.

(t) Contingent Liabilities. Except as set forth in the unaudited financial statements of Acquiror for the six month period ended June 30, 2004, or as Publicly Disclosed by Acquiror, or for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2003, Acquiror does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except for those that could not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(u) Books and Records. The financial books, records and accounts of Acquiror, in all material respects:

      (i) have been maintained in accordance with generally accepted accounting principles in the United States of America on a basis consistent with prior years after incorporating changes in accounting policy;

      (ii)  are stated in reasonable  detail and  accurately  and fairly reflect
            the  material   transactions  and  dispositions  of  the  assets  of
            Acquiror; and

      (iii) accurately and fairly reflect the basis for the Acquiror Financial Statements.

      Acquiror has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed in accordance with management's general or specific authorization and transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America and to maintain accountability for assets. Acquiror's corporate minute books contain minutes of all meetings and resolutions of the directors (and committees thereof) and shareholders held, and full access thereto has been provided to Target with the exception of minutes of relating to the Transaction.

(v)   Litigation. Except as Publicly Disclosed by Acquiror:

      (i) there is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of Acquiror, threatened against Acquiror before any Governmental Authority which, if determined adversely to Acquiror, could, individually or in the aggregate, reasonably be expected to have either a Material Adverse Effect on Acquiror or to prevent or materially delay consummation of the Transaction;

      (ii) Acquiror is not subject to any outstanding judgement, order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to or a necessity for the right or ability of Acquiror to conduct its business in a manner in which it currently carries on such business which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror or that could prevent or delay consummation of the Transaction; and

      (iii) Acquiror is not subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being delivered or previously delivered, and to the knowledge of Acquiror there are no events or circumstances which could reasonably be expected to give rise to any such claims or disputes or potential claims or disputes, in each case which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(w) Compliance with Laws. Acquiror has complied with and is not in violation of any applicable Laws, other than non-compliance or violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Without limiting the generality of the foregoing, all securities of Acquiror have been issued in compliance with all applicable securities Laws and all securities to be issued upon exercise of convertible or exchangeable securities will be issued in compliance with all applicable securities Laws.

(x) Title. While it does not warrant title, and with the exception of oil and gas industry standard "permitted encumbrances", Acquiror is not aware of any defects, failures or impairments in or encumbrances on the title of Acquiror to its oil and gas properties, directly or indirectly reflected in the Acquiror Reserve Reports, which in aggregate could have a Material Adverse Effect on Acquiror.

(y) Non-Arm's Length Transactions. Except as Publicly Disclosed by Acquiror and except as regards Target, there are no material Contracts or other transactions between Acquiror, on the one hand, and any officer or director of Acquiror, any holder of record or beneficial owner of 5% or more of the voting securities of Acquiror, or any Affiliate or associate of any such officer, director or beneficial owner, on the other hand.

(z) Fees. Acquiror has delivered to Target complete copies of all agreements that could give rise to any claim for an advisory fee, success fee, brokerage commission, finder's fee or other like payment against Acquiror in connection with the Transaction.

(aa) Reserves. The proven, probable and possible oil and gas reserves Publicly Disclosed by Acquiror have been prepared and disclosed in all material respects in accordance with accepted engineering practices and applicable Laws.

(bb) Operational Matters. Except as Publicly Disclosed by Acquiror or as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror:

      (i) all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Acquiror, have been properly and timely paid;

      (ii) all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of Acquiror have been duly paid, performed, or provided for prior to the date hereof;

      (iii) all:

            (A) wells where Acquiror is operator at the relevant time have been drilled and completed in accordance with good oil and gas field practices and in compliance with all applicable Laws;

            (B) wells located in or on Acquiror's lands, or lands pooled or unitized therewith, which have been abandoned by Acquiror, have been abandoned in accordance with good oil and gas field practices and in compliance with all applicable Laws; and

            (C)   all   future   abandonment,    remediation   and   reclamation
                  obligations have been accurately disclosed in the Acquiror Documents;

      (iv) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Acquiror is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

      (v) there are no pipeline and production imbalances and penalties as of the date hereof arising with respect to the assets and no purchaser is entitled to material "make-up" or otherwise take or receive deliveries of hydrocarbons attributable to Acquiror's direct or indirect interest in Acquiror's assets without paying at the time of such deliveries the full contract price therefor;

      (vi) no Person is entitled to receive any portion of hydrocarbons or to receive material cash or other payments to "balance" any disproportionate allocation of hydrocarbons produced from Acquiror's assets under any operating agreement, gas balancing or storage agreement, gas processing or dehydration agreement, gas transportation agreement, gas purchase agreement, or other agreement, whether similar or dissimilar; and

      (vii) no claim, notice, or order from any Governmental Authority has been directly or indirectly received by Acquiror due to hydrocarbon production from Acquiror's assets being in excess of allowable limits or similar violations which could result in curtailment of hydrocarbon production from any of its assets after the date hereof.

(cc) Flow Through Shares. Acquiror has fulfilled all of its material obligations to incur and renounce exploration and development expenses in the full amount of any subscription funds received pursuant to any flow-through common share subscription agreements.

(dd) Government Incentives. All filings made by Acquiror under which it has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable Laws and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to such corporation or previously accrued on the accounts thereof to be recovered or disallowed.

(ee) Delivery Obligations. Except as reflected in the Acquiror Financial Statements, Acquiror is not obligated by virtue of a prepayment arrangement under any gas contract containing a "take or pay" or similar provision, or gas imbalances, a production payment, prepaid contract or any other arrangement to deliver a material amount of gas or oil attributable to its properties at some future time without then or thereafter receiving full payment therefor.

(ff) Long Term Contracts. Except as disclosed to Target, to Acquiror's knowledge, there are no production sales contracts, gas balancing agreements or arrangements under which it, or any Person acting on its behalf, is obligated to sell or deliver material petroleum substances allocable to the petroleum and natural gas rights to any Person, other than contracts which may be terminated on notice of less than 32 days.

(gg) Productions Penalties. Acquiror's wells are not subject to a production penalty whereby the production proceeds allocable to Acquiror's interest are payable to a Person until an amount calculated in respect of certain cost and expenses paid by such Person are recovered by such Person.

3.3   SURVIVAL

      For the avoidance of doubt, the representations and warranties of Target and Acquiror contained herein shall survive the execution and delivery of this Agreement but shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the day after the Effective Date. Any investigation by a Party and its advisors shall not mitigate, diminish or affect the representations and warranties of another Party.

                                    ARTICLE 4
                                    COVENANTS

4.1   RETENTION OF GOODWILL

(a) During the Pre-Effective Date Period, Target will, subject to the fact that a transaction involving its business is contemplated hereby, continue to carry on the business of Target in a manner consistent with prior practice, working to preserve its attendant goodwill and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The provisions of Section 4.2(a) are intended to be in furtherance of this general commitment.

(b) Nothing contained in this Agreement shall give Acquiror, directly or indirectly, the right to control or direct Target's operations. During the Pre-Effective Date Period, Target shall exercise, consistent with, and subject to the limitations provided by, the terms and conditions of this Agreement, complete control and supervision over its operations.

4.2   COVENANTS OF TARGET

(a) Target covenants and agrees that, during the Pre-Effective Date Period, except:

      (i) with the consent of Acquiror to any deviation therefrom, which consent shall not be unreasonably withheld or delayed;

      (ii)  as Publicly Disclosed by Target;

      (iii) with respect to any matter expressly contemplated by this Agreement or Ancillary Documents, including the transactions involving the businesses of Target and Acquiror contemplated by such documents; or

      (iv)  as required by Law;

      Target will:

      (v) not commit to make (a) an acquisition of an interest or interests in one or more petroleum and natural gas leases or similar instruments (whether by purchase, farmin or at a Crown Sale), or (b) any capital expenditure with respect to the assets of Target, or propose, initiate or authorize any such capital expenditure, if Target reasonably expects that the consideration payable pursuant to such acquisition or capital expenditure will exceed $50,000 in any individual case or $250,000 in the aggregate, except where required urgently for the protection of the environment, property or Persons (including the prevention of death or injury) or except where non-participation would result in a loss of land interests. The Acquiror's consent shall be deemed given to any capital expenditure unless within five Business Days of request of such consent, the Acquiror notifies Target in writing that it does not consent to such expenditure;

      (vi) continue to carry on its business in the ordinary course consistent with past practice in all material respects and, to use commercially reasonable efforts to preserve intact its present business organization, and its relationships with those having material business dealings with it, to the end that its goodwill and business shall not be impaired in a manner that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Target; provided, however, that no action by Target with respect to matters specifically addressed by any other provision of this Section shall be deemed a breach of this Section unless such action would constitute a breach of one or more of such other provisions;

      (vii) not split, consolidate or reclassify any of the outstanding shares of Target nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of Target;

      (viii) not amend the articles or by-laws of Target;

      (ix) not sell, pledge, encumber, allot, reserve, set aside or issue, or purchase or redeem, any shares in its capital or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other securities having a right to vote or convertible or exchangeable into such shares or securities, except for the issuance of Target Shares pursuant to Target Warrants;

      (x) not amend, vary or modify the Target Warrants or Target Benefit Plans involving Target Shares;

      (xi)  not  reorganize,  amalgamate  or merge Target with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing a substantial equity interest or substantial portion of the business of, any business or Person, which acquisition would be material to Target's business or financial condition on a consolidated basis;

      (xii) not sell, leave, encumber, farm-out or otherwise dispose of any assets of the Target except with the consent of Acquiror, except for sales of Petroleum Substances in the ordinary course consistent with past practices;

      (xiii) not:

            (A) in the case of directors and officers of the Target, enter into or modify any employment, retention, severance, or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, retention, severance or termination pay to or any other form of compensation to, or increase of benefits payable to, or make any loan to, any officers or directors of Target other than as contemplated by this Agreement or required under the terms of a Target Benefit Plan or written employment agreement in effect prior to the date of this Agreement (or permitted to be entered under this Agreement) or for annual increases in the ordinary course of business consistent with past practice or in connection with promotions in the ordinary course of business consistent with past practice; or

            (B) in the case of employees who are not officers or directors of Target, take any action with respect to the entering into or modification of any employment, retention, severance, collective bargaining or similar agreements, policies or arrangements or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, retention, severance or termination pay or any other form of compensation that are individually or in the aggregate material to Target or any increase of benefits payable, or make any loans to employees that are individually or in the aggregate material to Target, other than as required by Law, or as contemplated by this Agreement or as required by the terms of a Target Benefit Plan or written employment agreement in effect prior to the date of this Agreement (or permitted to be entered under this Agreement) or for annual increases in the ordinary course of business consistent with past practice or in connection with promotions in the ordinary course of business consistent with past practice;

      (xiv) not guarantee the payment of material indebtedness of another Person (other than in respect of Acquiror or pursuant to contractual obligations in effect prior to the date of this Agreement);

      (xv) not incur material indebtedness for money borrowed or issue or sell any debt securities or warrants or other rights to acquire debt securities other than pursuant to existing credit facilities without amendment or in connection with the renewal or replacement (on substantially equivalent terms) of existing credit facilities or for short term indebtedness incurred in the ordinary course of business consistent with past practice;

      (xvi) not, except in the ordinary course of business consistent with past practice:

            (A) satisfy or settle any claims or liabilities substantially prior to the same being due, except such as have been reserved against in the Financial Statements, which are, individually or in the aggregate, material to the Target;

            (B)   grant  any  waiver,  exercise  any  option or  relinquish  any
                  contractual   rights  which  are,   individually   or  in  the
                  aggregate, material to the Target; or

            (C) enter into any interest rate, currency, equity or commodity swaps, hedges or other similar financial instruments;

      (xvii)use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

      (xviii) not make any loans, advances or capital contributions to, or investments in, any other Person, except for those in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to Target;

      (xix) not enter into or terminate any hedges, swaps or other financial instruments or like instruments;

      (xx) not make any changes to existing accounting practices relating to Target except as required by Law or a Governmental Authority or required by generally accepted accounting principles in Canada, or make any material tax election; and

      (xxi) not authorize, agree or propose to take any actions described in this Section, other than those described in subsections (xvi) and (xviii).

(b) Target shall perform all obligations required or desirable to be performed by Target under this Agreement, co-operate with Acquiror in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing Target will:

      (i) use commercially reasonable efforts to obtain the requisite approvals of the Target Securityholders to the Transaction except to the extent that the Board of Directors of Target has withdrawn, modified or qualified its recommendation to Target Securityholders in accordance with the terms of this Agreement;

      (ii) advise Acquiror as requested, and on a daily basis on each of the last seven Business Days prior to the Target Meeting (or such later date as such information is made available by CIBC Mellon Trust Company), as to the aggregate tally of the proxies and votes received in respect of the Target Meeting and all matters to be considered at such meeting;

      (iii) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Target and, in doing so, to keep Acquiror informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Acquiror with copies of all related applications and notifications in order for Acquiror to provide its reasonable comments and providing Acquiror with copies of all material correspondence;

      (iv)  use  commercially   reasonable   efforts  to  effect  all  necessary
            registrations, filings and submissions of information required by Governmental Authorities from Target relating to the Transaction;

      (v) use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Target or a subsidiary in connection with the Transaction from other parties to any material loan agreements, leases or other material contracts;

      (vi) carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Target with respect to the transactions contemplated by this Agreement;

      (vii) use commercially reasonable efforts to defend all lawsuits and other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement;

      (viii)use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Target or other order which may adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement;

      (ix) provide Acquiror with a copy of any purported exercise of the Dissent Rights and written communications with any holders exercising or purporting to exercise Dissent Rights, and not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the Transaction; and

      (x)   promptly advise Acquiror orally and, if then requested, in writing:

            (A) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Target contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

            (B)   of any Material Adverse Change in respect of Target; and

            (C) of any material breach by Target of any covenant or agreement contained in this Agreement.

(c) Acquiror and its representatives will be permitted reasonable access to Target's offices, staff, field offices, properties and management personnel to permit Acquiror to be in a position to expeditiously integrate the business and operations of Acquiror with that of Acquiror immediately upon the Effective Date without causing any unreasonable disruptions to Target's business or operations prior to the Effective Time.

4.3   COVENANTS OF ACQUIROR

(a) Acquiror covenants and agrees that during the Pre-Effective Date Period, except:

      (i) with the consent of Target to any deviation therefrom, which consent shall not be unreasonably withheld or delayed; or

      (ii)  with  respect  to any  matter  contemplated  by  this  Agreement  or
            Ancillary  Documents,   including  the  transactions  involving  the
            businesses of Target and Acquiror contemplated by such documents;

      Acquiror will:

      (iii) continue to carry on its business in the ordinary course consistent with past practice in all material respects and, to use commercially reasonable efforts to preserve intact its present business organization, and its relationships with those having material business dealings with it, to the end that its goodwill and business shall not be impaired in a manner that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror; provided, however, that no action by Acquiror with respect to matters specifically addressed by any other provision of this Section shall be deemed a breach of this Section unless such action would constitute a breach of one or more of such other provisions;

      (iv) not split, consolidate or reclassify any of the outstanding Acquiror Shares; or declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding Acquiror Shares;

      (v) not, except (A) as Publicly Disclosed by Acquiror; (B) for the issuance of options to acquire Acquiror Shares to employees of Acquiror; or (C) pursuant to currently outstanding instruments and obligations; sell, pledge, encumber, allot, reserve, set aside or issue, or purchase or redeem, any shares in its capital or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other securities having a right to vote or convertible or exchangeable into such shares or securities; or

      (vi) reorganize, amalgamate or merge Acquiror with any other Person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition or other transaction would reasonably be expected to prevent or materially delay the Transactions beyond the Outside Date.

(b) Acquiror shall perform all obligations required or desirable to be performed by it under this Agreement, co-operate with Target in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, shall:

      (i) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Acquiror and, in doing so, to keep Target informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Target with copies of all related applications and notifications in order for Target to provide its reasonable comments and providing Target with copies of all material correspondence;

      (ii)  use  commercially   reasonable   efforts  to  effect  all  necessary
            registrations, filings and submissions of information required by Governmental Authorities from Acquiror relating to the Transaction;

      (iii) use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Acquiror or a subsidiary in connection with the Transaction from other parties to any material loan agreements, leases or other material contracts;

      (iv) carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Acquiror with respect to the transactions contemplated by this Agreement;

      (v) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings, to which it is a party, challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

      (vi) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Acquiror or other order which may adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement; and

      (vii) to promptly advise Target orally and, if then requested, in writing:

            (A) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Acquiror contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

            (B)   of any Material Adverse Change in respect of Acquiror; and

            (C) of any material breach by Acquiror of any covenant or agreement contained in this Agreement.

(c) As soon as practicable following the Effective Time, Acquiror shall take all actions as are within its control to appoint to the board of directors of Acquiror an individual to be mutually agreed between Acquiror and Target.

4.4   TARGET COVENANTS REGARDING NON-SOLICITATION

(a) Target shall, and shall cause the officers, directors, employees, representatives and agents of Target to, cease immediately all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, and request and enforce the return or destruction of all confidential information provided in connection therewith. Target shall not release any third party from any confidentiality agreement or standstill agreement (except to allow such party to propose a Superior Proposal).

(b) Subject to Section 4.5, and unless otherwise consented to in writing by Acquiror, Target shall not, directly or indirectly, through any officer, director, employee, representative or agent of Target:

      (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

      (ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal;

      (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or

      (iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal.

(c) Notwithstanding Section 4.4(b), the board of directors of Target shall not be prevented from:

      (i) complying with Target's disclosure obligations under applicable Laws with regard to an Acquisition Proposal;

      (ii) taking any other action to the extent ordered or otherwise mandated by any court of competent jurisdiction; or

      (iii) considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.4(e) if and only to the extent that, in any such case referred to in this clause (iii), the Target Meeting shall not have occurred, Target has complied with this Section 4.4, and the board of directors of Target concludes in good faith, after consultation with its outside legal and financial advisors, that any required financing of such Acquisition Proposal is reasonably likely to be obtained, and that after taking the steps contemplated in this clause (iii), it is reasonably likely that the board of directors of Target would determine that such Acquisition Proposal is a Superior Proposal.

(d) Target shall forthwith (and in any event within 24 hours) notify Acquiror of any Acquisition Proposal and any inquiry that could lead to an Acquisition Proposal or any request for non-public information relating to Target in connection with an Acquisition Proposal or for access to the properties, books or records of Target by any Person. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Acquiror may reasonably request. Target shall keep Acquiror informed of the status on a current basis, including any change to the material terms, of any such Acquisition Proposal or inquiry in a timely manner, on at least a next day basis.

(e) If Target receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and Target is permitted, subject to and as contemplated under Section 4.4(c), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the board of directors of Target may, provide such Person with access to information regarding Target.

(f) Target shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section and Target shall be responsible for any breach of this Section by its officers, directors, employees, representatives or agents.

4.5   MATCHING RIGHTS.

(a) Notwithstanding Section 4.4, Target may not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an unsolicited Superior Proposal unless:

      (i)   it has complied with this Article 4;

      (ii) it has provided Acquiror with a copy of the Superior Proposal documents;

      (iii) two Business Days (the "Match Period") shall have elapsed from the later of the date Acquiror received written notice advising Acquiror that Target's board of directors has resolved, subject only to compliance with this Section, to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal and the date Acquiror received a copy of such Superior Proposal; and

      (iv) at the expiry of the Match Period it remains a Superior Proposal under Section 4.5(b).

      In such circumstances, Target's board of directors may (subject to Article
      6) also withdraw, modify or qualify its recommendation of the Transaction. In the event that Target provides Acquiror with the notice contemplated in this Section on a date that is less than two Business Days prior to the Target Meeting, if requested by Acquiror, Target shall adjourn the Target Meeting to a date that is not less than two Business Days and not more than ten calendar days after the date of such notice.

(b) During the Match Period, Target agrees that Acquiror shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The board of directors of Target will review any offer by Acquiror to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties (but without regard to any requirement for approval by Acquiror's Shareholders, unless it has reasonable grounds to expect that such shareholder approval will not be obtained), whether Acquiror's offer upon acceptance by Target would result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of Target so determines, it will enter into an amended agreement with Acquiror reflecting Acquiror's amended proposal. If the board of directors of Target continues to believe, in good faith, after consultation with its financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal (without regard to any requirement for approval by Acquiror's Shareholders, unless it has reasonable grounds to expect that such shareholder approval will not be obtained) and therefore rejects Acquiror's amended proposal, at the expiry of the Match Period in accordance with Section 4.5(a), Target may immediately terminate this Agreement and approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal.

(c) Target acknowledges and agrees that each successive material amendment to any Acquisition Proposal, including any amendment to the consideration for Target Shares, shall constitute a new Acquisition Proposal requiring the initiation of a new Match Period (each such new Match Period to be one Business Day in length) in respect of that amended Acquisition Proposal.

4.6   ACCESS TO INFORMATION

(a) Subject to Section 4.6(b) and applicable Laws, upon reasonable notice, each of Target and Acquiror shall afford the other Party's officers, employees, counsel, accountants and other authorized representatives and advisors ("Representatives") access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, each of Target and Acquiror shall furnish promptly to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request, and shall afford the other Party's Representatives the opportunity, upon reasonable notice and during normal business hours from the date hereof and until the earlier of the Effective Date or termination of this Agreement, to speak to appropriate management personnel as the other Party may reasonably request, without materially interfering with their other responsibilities.

(b) Each Party acknowledges that information provided to it under Section 4.6(a) above will contain information that is non-public and/or proprietary in nature (the "Information"). Except as permitted below, each Party will keep Information confidential and will not, without the prior written consent of the other, disclose it, in any manner whatsoever, in whole or in part, to any other Person, and will not use it for any purpose other than to evaluate the transactions contemplated by this Agreement. Each Party will make all reasonable, necessary and appropriate efforts to safeguard the Information from disclosure to anyone other than as permitted hereby and to control the copies, extracts or reproductions made of the Information. The Information may be provided to the Representatives of the Parties who require access to the same to assist it in proceeding in good faith with the Transactions, and whose assistance is required for such purposes, provided that it has first informed such Representatives to whom Information is provided that the Representative has the same obligations, including as to confidentiality, restricted use and otherwise, that it has with respect to such Information. This provision shall not apply to such portions of the Information that:

      (i) are or become generally available to the public otherwise than as a result of disclosure by a Party or its Representatives;

      (ii) become available to a Party on a non-confidential basis from a source other than, directly or indirectly, the other Party or its Representatives, provided that such source is not to the knowledge of the first Party, upon reasonable inquiry, prohibited from transmitting the Information by a contractual, legal or fiduciary obligation;

      (iii) were   known   to  a  Party   or  were  in  its   possession   on  a
            non-confidential basis prior to being disclosed to it by the other Party or by someone on its behalf; or

      (iv) are required by applicable Laws or court order to be disclosed. The provisions of this Section 4.6(b) shall survive the termination of this Agreement.

4.7   INDEMNIFICATION

(a) Acquiror agrees that all rights to indemnification or exculpation existing in favour of the directors or officers of Target as provided in its articles or by-laws as at the date of this Agreement shall survive the Transaction and shall continue in full force and effect for a period of not less than six years from the Effective Time. Acquiror agrees that it will honour the terms of all indemnity agreements in favour of Target's directors and officers in effect as of the Effective Date.

(b) Acquiror shall use reasonable efforts to cause Target to purchase "run-off" directors' and officers' liability insurance providing coverage substantially as favourable to such directors and officers as that in effect under such current policies to cover prior events during such six year period or the balance thereof.

                                    ARTICLE 5
                                   CONDITIONS

5.1   MUTUAL CONDITIONS PRECEDENT

      The respective obligations of the Parties to complete the Transaction shall be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which may only be waived by the mutual consent of Acquiror and Target:

(a) the Transaction Resolution shall have been approved at the Target Meeting by (i) not less than 66 2/3% of votes cast by the Target Securityholders, voting as a class, who are represented at the Target Meeting and (ii) at least a majority of greater than 50% of the votes cast by Target Minority Securityholders, voting as a class, who are represented at the Target Meeting;

(b) the Transaction and/or Transaction Resolution shall have been approved at the Target Meeting in accordance with any conditions in addition to those set out in Section 5.1(a) which may be imposed by the Interim Order;

(c) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in a form satisfactory to each of Target and Acquiror, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d) the Articles of Arrangement shall be in content consistent with this Agreement and in form satisfactory to the Parties acting reasonably in that context;

(e) there shall not be in force any Law, final and non-appealable injunction, order or decree prohibiting, restraining or enjoining the consummation of the Transactions;

(f) the Regulatory Approvals shall have been obtained or satisfied on terms and conditions satisfactory to Acquiror and Target acting reasonably, (but in case of the Target only insofar as it would directly materially adversely affect Target Shareholders);

(g) other than the Regulatory Approvals, all consents, waivers, permits, orders and approvals of any Governmental Authority, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, the failure of which to obtain or the non-expiry of which would constitute a criminal offence or would have a Material Adverse Effect on Acquiror or Target, as the case may be, shall have been obtained or satisfied on terms that could not reasonably be expected to have a Material Adverse Effect on Acquiror and/or Target;

(h) the orders referred to in Section 2.6 shall have been obtained (and for greater certainty, the approval of the TSXV or any other Canadian stock exchange to list the Acquiror Shares shall not be a condition precedent to complete the Arrangement).

(i) all applicable requirements of Section 3(a)(10) of the 1933 Act shall have been satisfied with respect to the issuance of Acquiror Shares pursuant to the Transaction;

(j) there shall not have occurred any actual change or amendment to, or any proposal by the Minister of Finance (Canada) to change or amend the Tax Act, or to any applicable provincial tax legislation or the regulations thereunder or any publicly stated administrative position or practice in relation thereto which individually or in the aggregate, directly or indirectly, has or could reasonably be expected to have any Material Adverse Effect with respect to the Transaction, the Target Shareholders, or Acquiror's ownership of Target; and

(k)   this Agreement shall not have been terminated pursuant to Article 6.

5.2   ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ACQUIROR

(a) The obligations of Acquiror to complete the Transaction shall also be subject to the fulfilment of each of the following conditions precedent (each of which is for Acquiror's exclusive benefit and may be waived by Acquiror):

      (i) all covenants of Target under this Agreement to be performed on or before the Effective Time shall have been duly performed by Target in all material respects and Acquiror shall have received a certificate of Target addressed to Acquiror and dated the Effective Date, signed on behalf of Target by a senior officer of Target (on Target's behalf and without personal liability), confirming the same as at the Effective Date;

      (ii) the representations and warranties of Target that are qualified by references to materiality shall be true and correct and the representations and warranties of Target not so qualified shall be true and correct in all material respects, in each case as of the Effective Time as if made on and as of such time (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and Acquiror shall have received a certificate of Target addressed to Target and dated the Effective Date, signed on behalf of Target by a senior officer of Target (on Target's behalf and without personal liability), confirming the same as at the Effective Date;

      (iii) the board of directors of Target shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Target to permit the consummation of the Transaction;

      (iv) during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public if previously undisclosed to the public or Acquiror, a Material Adverse Change to Target;

      (v) there shall not be pending or threatened in writing any suit, action or proceeding by any Person:

            (A) seeking to prohibit or restrict the acquisition by Acquiror of any Target Shares, seeking to restrain or prohibit the consummation of the Transaction or seeking to obtain from Target or Acquiror any material damages directly or indirectly in connection with the Transaction;

            (B) seeking to prohibit or materially limit the ownership or operation by Acquiror of Target or any material portion of the business or assets of Target or to compel Acquiror to dispose of or hold separate any portion of the business or assets of Target;

            (C) seeking to impose limitations on the ability of Acquiror to acquire or hold, or exercise full rights of ownership of, any Target Shares, including the right to vote the Target Shares to be acquired by it on all matters properly presented to the shareholders of Target;

            (D) seeking to prohibit Acquiror from effectively controlling in any material respect the business or operations of Target; or

            (E) which, if successful, in the judgement of the Acquiror, is reasonably likely to have a Material Adverse Effect on Target or Acquiror; and

      (vi) Acquiror has determined, in its sole discretion, acting reasonably, that the number of Target Shares in respect of which Dissent Rights have been validly exercised is not more than such number of Target Shares for which Acquiror would be able or willing, acting reasonably, to pay fair value pursuant to the Dissent Rights. (b) Acquiror may not rely on the failure to satisfy any of the conditions precedent in Section 5.1 or Section 5.2 if the condition precedent would have been satisfied but for a material default by Acquiror in complying with its obligations in this Agreement.

5.3   ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF TARGET

(a) The obligations of Target to complete the Transaction shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Target and may be waived by Target):

      (i) all covenants of Acquiror under this Agreement to be performed on or before the Effective Time shall have been duly performed by Acquiror in all material respects and Target shall have received a certificate of Acquiror addressed to Target and dated the Effective Date, signed on behalf of Acquiror by a senior officer of Acquiror (on Acquiror's behalf and without personal liability), confirming the same as at the Effective Date;

      (ii) the representations and warranties of Acquiror that are qualified by references to materiality shall be true and correct and the representations and warranties of Acquiror not so qualified shall be true and correct in all material respects, in each case as of the Effective Time as if made on and as of such time (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and Target shall have received a certificate of Acquiror addressed to Target and dated the Effective Date, signed on behalf of Acquiror by a senior officer of Acquiror (on Acquiror's behalf and without personal liability), confirming the same as at the Effective Date;

      (iii) the board of directors of Acquiror shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Acquiror to permit the consummation of the Transaction;

      (iv) during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public if previously undisclosed to the public or Target, a Material Adverse Change to Acquiror;

      (v) Acquiror shall have deposited or caused the deposit of the requisite Acquiror Shares issuable for Target Shares under this Agreement with the Depositary or otherwise cause its transfer agent to effect transfers at the Effective Time within the book based system of the requisite Acquiror Shares issuable under the Transaction; and

      (vi)  Acquiror  shall have obtained the orders and approvals  described in
            Section 2.6.

(b) Target may not rely on the failure to satisfy any of the conditions precedents in Section 5.1 or Section 5.3 if the condition precedent would have been satisfied but for a material default by Target in complying with its obligations in this Agreement.

5.4   NOTICE AND CURE PROVISIONS

      Acquiror and Target will give prompt notice to the other of the occurrence, or failure to occur, at any time during the Pre-Effective Date Period of any event or state of facts which occurrence or failure would, or would be likely to:

      (a) cause any of the representations or warranties of the other Party contained herein to be untrue or inaccurate on the date hereof or at the Effective Time such that the conditions set forth in Section 5.2 or 5.3, as applicable, would not be satisfied as of the Effective Time; or

      (b) result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Time such that the conditions set forth in Section 5.2 or 5.3, as applicable, would not be satisfied as of the Effective Time.

      Neither Acquiror nor Target may seek to rely upon any conditions precedent contained in Sections 5.1, 5.2 or 5.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Arrangement for acceptance by the Registrar, Acquiror or Target, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Acquiror or Target, as the case may be, are asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Target or Acquiror, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement as a result thereof until the earlier of the Outside Date and 10 days from delivery of such notice. If such notice has been delivered prior to the date of the Target Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Registrar, such application and such filing shall be postponed until the expiry of such period. For the avoidance of doubt, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect on the Party in breach, this Agreement may not be terminated as a result of the cured breach.

5.5   SATISFACTION OF CONDITIONS

      The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Acquiror and Target, a Certificate of Amalgamation in respect of the Transaction is issued by the Registrar.


                                    ARTICLE 6
                            AMENDMENT AND TERMINATION

6.1   AMENDMENT

(a) This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties, and any such amendment may without further Target Securityholder approvals, subject to applicable Laws and the Interim Order, without limitation:

      (i) change the time for performance of any of the obligations or acts of the Parties;

      (ii) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

      (iii) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

      (iv) waive compliance with or modify any conditions precedent herein contained provided that any such change does not decrease the consideration payable to Target Shareholders.

(b) During the Pre-Effective Date Period, the Parties will use commercially reasonable efforts to maximize present and future financial and tax planning opportunities for the Acquiror and Target as and to the extent that the same shall not prejudice any Party or its securityholders. The Parties will ensure that such planning activities do not impede the progress of the Transaction in any material way. If, at the request of Acquiror, Target effects any transaction before the Effective Date for such purposes, Acquiror will be responsible for any structuring and unwinding costs if the Transaction is not consummated.

6.2   TERMINATION

(a) If any condition contained in Section 5.1 or 5.2 is not satisfied at or before the Effective Time, then Acquiror may, subject to Section 5.4 and to Section 5.2(b) by written notice to Target terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided), but without detracting from the rights of Acquiror arising from any breach by Target but for which the condition would have been satisfied.

(b) If any condition contained in Section 5.1 or 5.3 is not satisfied at or before the Effective Time, then Target may, subject to Section 5.4 and to
      Section 5.3(b) by written notice to Acquiror terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided), but without detracting from the rights of Target arising from any breach by Acquiror but for which the condition would have been satisfied.

(c)   This Agreement may:

      (i) be terminated by the mutual agreement of Target and Acquiror, (and for greater certainty, without further action on the part of the Target Securityholders if terminated after the holding of the Target Meeting);

      (ii) be terminated by either Target or Acquiror if there shall be passed any Law that makes consummation of the Transaction illegal or otherwise prohibited;

      (iii) be terminated by Acquiror, if:

            (A) the board of directors of Target shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Acquiror its approval or recommendation of this Agreement, the Transaction or the Transaction Resolution (unless Acquiror has suffered a Material Adverse Change or Acquiror shall have made a misrepresentation at the date hereof or breached a covenant under this Agreement in such a manner that, taking into account Sections 5.3(b) and 5.4, Target would be entitled to rely on the failure of a condition set forth in Section 5.3(a) as a reason not to complete the Transaction); or

            (B)   the  board of  directors  of Target  shall  have  approved  or
                  recommended   any   Acquisition   Proposal   other   than  the
                  Transaction;

            (C) the board of directors of Target shall have failed to reaffirm and maintain its approval or recommendation of the Transaction and Transaction Resolution after the announcement of any Acquisition Proposal other than the Transaction;

            (D) Target shall have entered into any agreement with any Person with respect to any Acquisition Proposal other than the Transaction prior to the Target meeting or any extension thereto, excluding a confidentiality agreement entered into in compliance with Section 4.4;

      (iv) be terminated by either Acquiror or Target, if the Target Securityholder or the Target Minority Securityholder approval shall not have been obtained by reason of the failure to obtain the requisite vote set out in Section 5.1 or the Interim Order at the Target Meeting; or

      (v) be terminated by Acquiror if the Target Meeting has not occurred on or before the Outside Date (unless the Acquiror has suffered a Material Adverse Change or Acquiror shall have made a misrepresentation at the date hereof or breached a covenant under this Agreement in such a manner that, taking into account Section 5.3(b) and 5.4, Target would be entitled to rely on the failure of a condition set forth in Section 5.3(a) as a reason not to complete the Transaction), in each case, prior to the Effective Time.

(d) If the Effective Date has not occurred on or prior to the Outside Date, then, unless otherwise agreed in writing by the parties, this Agreement shall terminate, provided that the right to terminate this Agreement pursuant to this Section 6.2(d) shall not be available to the Party seeking to terminate if any action of such Party or the failure of such Party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time shall have resulted in the conditions contained in Section 5.1, 5.2 or 5.3 (as applicable) not having been satisfied prior to the Outside Date.

(e) If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations under this Agreement and as otherwise expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Section shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3   REMEDIES

      The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm.
Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

                                    ARTICLE 7
                                     GENERAL

7.1   NOTICES

      Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile:

(a)   If to Acquiror, at:

      Assure Energy, Inc.
      Suite 800, 521 - 3rd Avenue S.W.
      Calgary, AB T2P 3T3

      Attention:      Harvey Lalach, President and
                      Chief Executive Officer
      Telecopier No.: (403) 262-9519

with a copy to:

      Blake, Cassels & Graydon LLP
      Suite 3500, East Tower, Bankers Hall
      855 - 2nd Street S.W.
      Calgary, AB T2P 4J8

      Attention:      Brock Gibson
      Telecopier No.: (403) 260-9700

(b) If to Target at:

      Quarry Oil & Gas Ltd.
      Suite 800, 521 - 3rd Avenue S.W.
      Calgary, AB T2P 3T3

      Attention:      Sandra Hall, Director
      Telecopier No.: (416) 861-9623

with a copy to:

      Bennett Jones LLP
      4500 Bankers Hall East
      855  - 2nd Street S.W.
      Calgary, AB T2P 4K7

      Attention:      Noralee Bradley
      Telecopier No.: (403) 265-7219

      Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

      Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

7.2   ASSIGNMENT

      Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties, except that Acquiror may assign all or part of its rights or obligations, including the rights to acquire the Target Shares, without reducing its own obligations hereunder, to a direct or indirect wholly-owned subsidiary; provided that, Acquiror shall continue to be liable to Target for any default in performance by such subsidiary. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns. No third party shall have any rights hereunder unless expressly stated to the contrary.

7.3   FURTHER ASSURANCES

      The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

7.4   EXPENSES

      The Parties agree that all costs and expenses of the Parties relating to the Transaction and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

7.5   PUBLIC NOTICES

      All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and co-ordinated by Target and Acquiror and no Party shall act unilaterally in this regard without the prior approval of Target and Acquiror or the other of them, such approval not to be unreasonably withheld, unless such disclosure shall be required to meet timely disclosure obligations of any Party under applicable securities laws and stock exchange rules in circumstances where prior to consultation with the other of Target or Acquiror is not practicable.

7.6   EXECUTION AND DELIVERY

      This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above. ASSURE ENERGY, INC.


                                        By:  /s/ James Golla
                                             -----------------------------------
                                             Authorized Signing Officer


                                        QUARRY OIL & GAS LTD.


                                        By:  /s/ Colin McNeil
                                             -----------------------------------
                                             Authorized Signing Officer


                                        By:  /s/ Sandra J. Hall
                                             -----------------------------------
                                             Authorized Signing Officer

                                  SCHEDULE 1.1A

                               PLAN OF ARRANGEMENT
                                UNDER SECTION 193
                   OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

                                    ARTICLE 1
                                 INTERPRETATION

1.1   DEFINITIONS

      In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

      "ABCA" means the Business Corporations Act (Alberta);

      "ACQUIROR" means Assure Energy, Inc., a corporation existing under the ABCA;

      "ACQUIROR SHARES" means the common shares in the capital of Acquiror;

      "AFFILIATE" has the meaning given to that term in the Securities Act;

      "ARRANGEMENT" means the arrangement involving Target under Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 of the Arrangement Agreement or Article 5 hereof or made at the direction of the Court;

      "ARRANGEMENT AGREEMENT" means the arrangement agreement made as of November 10, 2004 between Acquiror and Target, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

      "ARRANGEMENT RESOLUTION" means the special resolution of the Target Securityholders voting as a class, to be substantially in the form and content of Schedule 1.1B to the Arrangement Agreement;

      "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Target in respect of the Arrangement that are required by the ABCA to be sent to the Registrar after the Final Order is made;

      "BUSINESS DAY" means any day on which commercial deposit taking banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in such location under applicable Laws;

      "COURT" means the Court of Queen's Bench of Alberta;

      "DEPOSITARY" means CIBC Mellon Trust Company at its offices set out in the Letter of Transmittal;

      "DISSENT RIGHTS" has the meaning given to that term in Section 3.1;

      "DISSENTING SECURITYHOLDERS" means a Holder of Target Shares or Target Warrants who has properly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

      "EFFECTIVE DATE" has the meaning given to that term in the Arrangement Agreement;

      "EFFECTIVE TIME" is 12:01 a.m. on the Effective Date;

      "EXCHANGE RATIO" means 0.360 of an Acquiror Shares per Target Share;

      "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

      "GOVERNMENTAL ENTITY" means any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, self-regulatory organization or stock exchange, any subdivision, agent, commission, board, or authority of any of the foregoing or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

      "HOLDERS" means, when used with reference to the Target Shares, the Holders of such shares shown from time to time in the register maintained by or on behalf of Target in respect thereof and, when used with reference to Target Warrants, means the Holders thereof from time to time;

      "INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by the Arrangement Agreement;

      "LETTERS OF TRANSMITTAL" means collectively the letters of transmittal for use by Holders of Target Securities, in the form accompanying the Target Circular or such other equivalent form acceptable to Target and Acquiror acting reasonably;

      "PERSON" includes any individual, sole proprietorship, partnership, firm, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Entity, comprised of more than one Person and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives;

      "PLAN OF ARRANGEMENT", "hereof", "hereunder" and similar expressions means this Plan of Arrangement, including the recitals and appendices hereto and includes any agreement or instrument supplementary or ancillary hereto;

      "REGISTRAR" means the Registrar appointed pursuant to the ABCA;

      "SECURITIES ACT" means the Securities Act (Alberta);

      "TARGET" means Quarry Oil & Gas Ltd., a corporation existing under the ABCA;

      "TARGET CIRCULAR" means the notice of the Target Meeting and accompanying management proxy circular, including all appendices thereto, to be sent to Target Securityholders in connection with the Target Meeting;

      "TARGET MEETING" means the special meeting of Target Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

      "TARGET SECURITIES" means the Target Shares and the Target Warrants;

      "TARGET SECURITYHOLDERS" means the Target Shareholders and the Target Warrantholders;

      "TARGET SHAREHOLDERS" means the Holders of Target Shares;

      "TARGET SHARES" means the outstanding common shares in the capital of Target;

      "TARGET WARRANTHOLDERS" means the Holders of Target Warrants;

      "TARGET WARRANTS" means the warrants to purchase Target Shares, all of which are held by Acquiror; and

      "TAX ACT" means the Income Tax Act (Canada).

1.2   CERTAIN RULES OF INTERPRETATION

In this Plan of Arrangement:

      (a) Currency - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

      (b) Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

      (c) Including - Where the word "including" or "includes" is used in this Plan of Arrangement, it means "including (or includes) without limitation".

      (d) Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

      (e) Statutory references - A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

      (f) Time Periods - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

                                    ARTICLE 2
                                   ARRANGEMENT

2.1   BINDING EFFECT

      This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on Target, Acquiror, all Holders of Target Securities and all beneficial owners of Target Securities.

2.2   ARRANGEMENT

      Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

      (a) all of the issued and outstanding Target Shares beneficially owned by the Target Shareholders at the Effective Time, other than Target Shares beneficially owned by Acquiror, shall be transferred, free and clear of any encumbrances or claims, to Acquiror, solely in exchange for the issue by Acquiror to the Target Shareholders in respect of such Target Shares of fully paid and non-assessable Acquiror Shares on the basis of the Exchange Ratio;

      (b) upon completion of the exchange referred to in subsection 2.2(a) each Target Shareholder shall cease to be a holder of Target Shares and shall, if a registered holder, have such holder's name removed from the register of holders of Target Shares and shall be a holder of the number of Acquiror Shares to which such holder is entitled as a result of such exchanges and, if a registered holder, such holder's name shall be added to the register of holders of Acquiror Shares accordingly; and Acquiror shall be the legal and beneficial owner of the Target Shares transferred pursuant to subsection 2.2(a) and Acquiror shall be added to the register of holders of Target Shares accordingly;

      (c) each Target Warrant outstanding at the Effective Time will be cancelled;

      (d) Acquiror will transfer the Target Shares acquired under this Plan of Arrangement to Assure Holdings Inc., a wholly-owned subsidiary that currently owns 50.2% of the Target Shares, in exchange for additional equity of Assure Holdings Inc.;

      (e)   Target and Assure  Holdings  Inc.  will be  amalgamated  pursuant to
            Section 184(1) of the ABCA and continue as Assure Holdings Inc.; and

      (f)   Acquiror and Assure  Holdings Inc. will be  amalgamated  pursuant to
            Section 184(1) of the ABCA and continue as Assure Energy, Inc.

2.3   ADJUSTMENTS TO EXCHANGE RATIO

      The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Shares, Acquiror Shares or Target Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Acquiror Shares or Target Shares occurring after the execution of the Arrangement Agreement and prior to the Effective Time.

                                    ARTICLE 3
                                RIGHTS OF DISSENT

3.1   RIGHTS OF DISSENT

      Holders of Target Securities may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 191 of the ABCA and this Section 3.1 (the "DISSENT RIGHTS") in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding Subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in Subsection 191(5) of the ABCA must be received by Target not later than 5:00 p.m. (Calgary time) on the fifth Business Day preceding the Target Meeting. Holders of Target Securities who duly exercise such rights of dissent and who:

      (a) are ultimately determined to be entitled to be paid fair value for their Target Securities, and who are paid such fair value, shall be deemed to have transferred such Target Shares and cancelled such Target Warrants as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances, to Target and such shares shall be cancelled as of the Effective Time; or

      (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Target Securities, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Holder of Target Securities and shall receive Acquiror Shares on the basis determined in accordance with this Arrangement;

            but in no case shall Acquiror, Target, the Depositary or any other Person be required to recognize such Dissenting Shareholders as Holders of Target Shares after the Effective Time and the names of such Dissenting Shareholders shall be deleted from the register of Holders of Target Shares at the Effective Time.

3.2   DISSENT RIGHT AVAILABILITY

      A Holder is not entitled to exercise Dissent Rights with respect to such Target Securities unless such securityholder abstains from voting (or instructs, or is deemed to have instructed his, her or its proxyholder to abstain from voting) in respect of the Arrangement Resolution.

                                    ARTICLE 4
                       CERTIFICATES AND FRACTIONAL SHARES

4.1   EXCHANGE OF CERTIFICATES FOR ACQUIROR SHARES

      At or promptly after the Effective Time, Acquiror shall deposit with the Depositary, for the benefit of the Holders of Target Shares, Acquiror Shares representing that number of Acquiror Shares to be received by Holders of Target Shares pursuant to Article 2. Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Target Shares that, under the Arrangement, were transferred to Acquiror in exchange for Acquiror Shares pursuant to Article 2, together with a duly completed Letter of Transmittal and such additional documents, instruments and payments as the Depositary may reasonably require, the Holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Holder, Acquiror Shares representing that number (rounded up to the nearest whole number) of Acquiror Shares which such Holder has the right to receive (together with any dividends or distributions with respect to the Acquiror Shares pursuant to Section 4.2), less any amounts withheld pursuant to
Section 4.6, and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Target Shares which is not registered in the transfer records of Target, Acquiror Shares representing the proper number of Acquiror Shares may be issued to the transferee if the certificate representing such Target Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section, each certificate which immediately prior to the Effective Time represented one or more outstanding Target Shares that, under the Arrangement, was transferred to Acquiror in return for Acquiror Shares pursuant to Article 2 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender Acquiror Shares representing the Acquiror Shares as contemplated by this Section 4.1, and any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to the Acquiror Shares as contemplated by Section 4.2, in each case less any amounts withheld pursuant to Section 4.6.

4.2   DISTRIBUTIONS WITH RESPECT TO UNSURRENDERED CERTIFICATES

      No dividends or other distributions declared or made with respect to the Acquiror Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Target Shares, unless and until the Holder of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable Law, at the time of such surrender of any such certificate (or, in the case of clause (y) below, at the appropriate payment date), there shall be paid to the Holder of the certificates representing Target Shares, without interest, (x) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Acquiror Shares to which such Holder is entitled pursuant hereto, and (y) only to the extent not paid under clause (y), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Acquiror Shares.

4.3   NO FRACTIONAL SHARES

      No certificates representing fractional Acquiror Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of Acquiror shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Acquiror. In lieu of any such fractional securities, the number of Acquiror Shares to be issued to each Person otherwise entitled to a fractional interest shall be rounded up to the nearest whole number of Acquiror Shares and a certificate representing the resulting whole number of Acquiror Shares will be issued. In calculating such fractional interests, all Target Shares held by a registered Holder of Target Shares prior to the Effective Time will be aggregated.

4.4   LOST CERTIFICATES

      In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Target Shares that were exchanged pursuant to Article 2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate any cash pursuant to Section 4.3 and/or one or more certificates representing one or more Acquiror Shares (and any dividends or distributions with respect thereto) deliverable in accordance with Article 2. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing one or more Acquiror Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Acquiror and the Depositary in such sum as Acquiror or the Depositary may direct or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary against any claim that may be made Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5   EXTINCTION OF RIGHTS

      Any certificate which immediately prior to the Effective Time represented outstanding Target Shares that were exchanged pursuant to Article 2 that is not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Acquiror. On such date, Acquiror Shares to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Acquiror, together with all entitlements to dividends and distributions in respect thereof held for such former Holder. Neither of Acquiror or the Depositary shall be liable to any Person in respect of any Acquiror Shares or cash for dividends or distributions in respect thereof delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

4.6   WITHHOLDING RIGHTS

      Acquiror, Target and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Holder of Target Shares or Acquiror Shares such amounts as Acquiror, Target or the Depositary determines, acting reasonably, are required or permitted pursuant to the Tax Act or any successor provision thereto to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of federal, provincial, territorial, state, local or foreign tax Law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, Acquiror and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Acquiror or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Acquiror or the Depositary shall notify the Holder thereof and remit any unapplied balance of the net proceeds of such sale.

                                    ARTICLE 5
                                   AMENDMENTS

5.1   AMENDMENTS TO PLAN OF ARRANGEMENT

(a) Target reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date,

      provided that each such amendment, modification and/or supplement must be:

      (i)   set out in writing;

      (ii)  approved by Acquiror;

      (iii) filed with the Court and, if made following the Target Meeting, approved by the Court; and

      (iv) communicated to the Target Securityholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Target at any time prior to the Target Meeting (provided that Acquiror shall have consented thereto) with or without any other prior notice or communication and if so proposed and accepted by the Persons voting at the Target Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Target Meeting shall be effective only if it is consented to by each of Target and Acquiror, and if required by the Court, it is consented to by the Target Securityholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Acquiror, provided that it concerns a matter which, in the reasonable opinion of Acquiror, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Target Shares or Acquiror Shares issuable pursuant to the Plan of Arrangement.

                                    ARTICLE 6
                               FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein. Acquiror and Target may agree not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution and receipt of the Final Order.

                                  SCHEDULE 1.1B

                             TRANSACTION RESOLUTION
                SPECIAL RESOLUTION OF THE TARGET SECURITYHOLDERS

BE IT RESOLVED THAT:

1. The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Quarry Oil & Gas Ltd. (the "Corporation"), as more particularly described and set forth in the Management Information Circular (the "Circular") of the Corporation accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

2. The plan of arrangement (the "Plan of Arrangement") involving the Corporation, the full text of which is set out as Schedule 1.1A to the arrangement agreement (the "Agreement") made between Assure Energy, Inc. and the Corporation (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the securityholders of the Corporation or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the securityholders of the Corporation (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement, and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement.

4. Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Registrar under the ABCA in accordance with the Agreement for filing.

5. Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.